Exhibit 99.1

PRESS RELEASE

For more information contact:

 Sandi Christian

 (858) 704-3335

slc@rillc.com

RELATIONAL INVESTORS RESPONDS TO SOVEREIGN DISCLOSURES ADDRESSING DIRECTOR INDEPENDENCE AND ITS RESTRUCTURED TRANSACTION WITH SANTANDER

SAN DIEGO, CA, December 9, 2005 — In recent days, Sovereign Bancorp, Inc. (NYSE: SOV) has made a number of special disclosure filings with the Securities and Exchange Commission (“SEC”) purporting, among other things, to respond to questions and issues raised by Relational Investors LLC.  Relational wants Sovereign shareholders to be aware of what we believe are serious misleading statements and omissions in these filings.

Director Independence Filing

On November 21, 2005, Sovereign issued a press release and made a filing on Form 8-K relating to the independence and conflicts of interest of its directors.  In the filing, Sovereign’s board and management admitted to or conceded many of the issues Relational has raised.  In addition, we believe that this filing and other public statements fail to provide important information and raise important new questions.  The following is a comparison of what Sovereign has revealed regarding our questions with what they have not revealed:

What Sovereign Said	What Sovereign Did Not Say

• No comment.	• Mr. Troilo has been removed from every board committee where independence is required under the rules of the New York Stock Exchange.

•                  In a recent Wall Street Journal article, Mr. Sidhu was quoted as saying that loans to the Company’s directors are an “insignificant percentage” of the total loans to all of Sovereign’s directors, including those of its subsidiaries.

•                  Loans to directors of the Company are 26% of the total loans to all directors of the Company and its subsidiaries. Loans to the Company’s directors have averaged 52% of total loans to all directors of the Company and its subsidiaries since 2002. This is not an “insignificant percentage.”

• Since 2002 the Company has made over $2.4 million in lease payments to Mr. Troilo.	• Why until now did Sovereign choose not to disclose the amount of these payments

What Sovereign Said	What Sovereign Did Not Say

• Mr. Troilo received over $700,000 in payments from Sovereign in 2004 relating to rental properties and had extensions of credit of $19 million.

•                  How the size and nature of these relationships complies with standards of director independence, including NYSE listing standards and Sovereign’s own Code of Conduct and Ethics, which state that even the appearance of conflicts of interest should be avoided.

• Net rental payments to Mr. Troilo by the Company were less than 5% of Mr. Troilo’s total gross rental income in 2004.	• Why Sovereign compares its net payments to his gross income, understating the percentage of Mr. Troilo’s income received from the Company.

• Mr. Troilo purchased a property from Sovereign in 1999 for $2,782,000, which included one contingent payment of $125,000.	• Why, after Sovereign originally disclosed the purchase price as $2,907,000, it did not amend its 2000 proxy statement to disclose the actual purchase price.

• The purchase was fully financed by loans from Sovereign, one of which was collateralized by the property, and simultaneously with the sale, Sovereign leased space in the property from Mr. Troilo.	• Why Sovereign’s disclosure in its 2000 proxy statement did not include any discussion of this financing or the rental arrangements.

• Sovereign rejected a bid for the property that was 7% higher than Mr. Troilo’s because it contained financing and inspection contingencies.

•                  Did Mr. Troilo not need a financing contingency because his purchase was fully funded by mortgages from Sovereign, including a mortgage on the property itself?

•                  Did Mr. Troilo not need an inspection contingency because, as a Sovereign director, he had access to Sovereign’s own information regarding the property?

•                  Did Sovereign offer to provide financing to other potential purchasers on the same terms as it provided to Mr. Troilo?

•                  Did Sovereign offer to make rental payments to other potential purchasers on the same terms it provided to Mr. Troilo?

•                  Why Sovereign never disclosed this information to shareholders, including the correct purchase price, until more than five years after the sale occurred.

What Sovereign Said	What Sovereign Did Not Say

• Sovereign states that Mr. Troilo and Mr. Rothermel have been the subject of “untrue allegations.”	• Sovereign has not identified any statement made or question raised by Relational that is untrue.

• No Sovereign director has received preferential terms on their business dealings with the Company.

•                  How Sovereign justifies this statement in view of the fact that Sovereign received a higher bid for property purchased by Mr. Troilo in 1999 and fully financed by Sovereign, and the higher bid was only contingent on typical reviews, inspections and 50% financing, for the same property.

With respect to this filing, Ralph V. Whitworth, Principal of Relational Investors, said, “We welcome the new information about director transactions that Sovereign has provided in its 8-K filing because it confirms what we have uncovered.  We believe, however, that this disclosure may raise more questions than it answers.”

Whitworth continued, “We believe that one new disclosure that requires immediate inquiry surrounds Mr. Troilo’s 1999 property purchase from Sovereign.  It is not surprising that his bid did not have a financing condition because Sovereign was providing the financing, and this raises a question whether Mr. Troilo received preferential treatment.  The real issue is whether this transaction, taken in its entirety, had an effect on Mr. Troilo’s independence and objectivity.”

In addition, we note that yesterday Sovereign filed a Form 8-K containing an investor presentation that purports to further respond to issues that Relational has raised.  In particular, Sovereign claims that Relational’s statement that Sovereign’s 2004 average director compensation of $313,000, which was twice that of the average of the 25 largest banks and five times that of Sovereign’s peers, is misleading because it included a one-time bonus.  We note that, although the excess was greater in 2004, director payments far above Sovereign’s peers have been the norm for many years.  In comparison to the 17 largest banking organizations with assets below $200 billion, the payments to Sovereign’s directors have been approximately two times the average for these other organizations’ directors whether using a three-year, five-year or six-year average.  In three of the last six years, Sovereign’s directors were paid more than the directors of any of these other banking organizations.

Restructured Santander Transaction Filing

On November 22, 2005, Sovereign issued a press release and made a filing on Form 8-K regarding its restructured transaction with Banco Santander Central Hispano, S.A. (“Santander”).  Sovereign chose to restructure the transaction because the NYSE determined the original transaction would have required a shareholder vote, a vote Sovereign has gone to great lengths and expense to avoid.  The following is a comparison of what Sovereign has disclosed about the restructuring and what it has not disclosed:

What Sovereign Said	What Sovereign Did Not Say

• No comment.

•                  Why Sovereign engaged in a restructuring, including agreeing to a $200 million break-up fee (which we believe may effectively exceed $600 million), to avoid a shareholder vote.

•                  How Sovereign squares the restructuring with its repeated statements that the original transaction was not structured to avoid a shareholder vote.

• No comment.

•                  How Sovereign justifies its statements that it had received the New York Stock Exchange’s “tacit approval” for the original transaction with the revelation that the Exchange told Sovereign that the transaction as originally structured would have required a shareholder vote.

• No comment.	• Why Sovereign did not obtain a fairness opinion.

• The amendment added a $200 million break-up fee.

•                  The amendment also provides that Santander must be able to purchase its stock before consummation of a third-party transaction.  This produces a break-up fee that could be over $600 million, or more than 25% of Santander’s investment.

•                  The break-up fee applies in full even if a third-party transaction is not consummated.  This makes it very difficult for the board even to begin negotiations with a third party.

•                  The existence of a likely 20% vote against any third party transaction will obviously chill third party interest.

• As part of its purported effort to minimize control, Sovereign agreed to a “fiduciary out.”	• The exercise of this fiduciary out requires a conclusion that could probably never be reached as a matter of Pennsylvania law.

• Sovereign cites the elimination of Santander’s obligation to vote its shares in favor of Sovereign’s board.	• Why did Sovereign agree to this provision, which increases Santander’s control because it creates a potential threat?

What Sovereign Said	What Sovereign Did Not Say

• The current incumbent Sovereign directors will not be guaranteed any continuation of their respective terms of office in the event of an acquisition by Santander of Sovereign.

•          This extraordinary original provision had guaranteed 10 years of employment to all Sovereign directors and, based on current compensation levels, would have been worth $1.5 million for each director.  Moreover, there is no provision prohibiting payments or extended tenure in connection with a future transaction.

Commenting on this filing, Mr. Whitworth said, “We strongly disagree with the Exchange’s determination that the proposed transaction, as restructured, would not require a shareholder vote.  We believe that this determination is inconsistent with both the letter and the spirit of the Exchange’s rules, as well as fundamental principles of corporate governance and shareholder democracy.  We intend to pursue all our remedies to reverse this ruling.”

Whitworth continued, “But whatever the legal result, how do the Sovereign directors possibly justify, as a matter of their fiduciary obligations, providing Santander with additional rights and releasing it from obligations in order to avoid a shareholder vote?  The restructured transaction demonstrates the lengths that Sovereign’s board and its management will go to avoid submitting the Santander transaction to a shareholder vote.  If Sovereign’s board and management believe so strongly that this transaction is good for shareholders, why won’t they simply ask them?”

Promotion of Independence and Santander Transactions Filing

On November 25, 2005, Sovereign sent a letter to its shareholders (followed by a press release and Form 8-K filing) aimed at promoting its transactions with Santander and Independence Community Bank Corp. (“Independence”).  The following is a comparison of what Sovereign disclosed and what it did not disclose:

What Sovereign Said	What Sovereign Did Not Say

• The Independence transaction will be accretive to Sovereign’s earnings per share “within one year” and “provide an internal rate of return in excess of 15%”.

•                  Sovereign previously claimed that the transaction would be accretive in the first year.

•                  Many analysts dispute Sovereign’s claim about earnings accretion (and its claim of a 15% IRR).

•                  Sovereign can achieve accretion only by driving down its tangible equity ratio far below that of every other major banking organization.

• No comment.	• The extraordinary decline in Sovereign’s

What Sovereign Said	What Sovereign Did Not Say

capital ratios.

• Santander will purchase shares from Sovereign at $27 per share - a significant premium over market.

•                  This price is far below a true control premium and there are many control features of the Santander transaction, including a large break-up fee and significant lock-up and lock-out arrangements, that would, at a minimum, discourage and may effectively preclude a transaction with a third party.

• “We are committed to the highest level of integrity.”

•                  How this statement can be reconciled with the extraordinary level of compensation for Sovereign directors, its transactions with Mr. Troilo, and the board’s now infamous effort to extract 10-year guaranteed employment contracts for all Sovereign directors.

• “Corporate governance is vitally important to us.”

•                  How this statement can be reconciled with recent corporate governance ratings downgrades by The Corporate Library, GovernanceMetrics International and Moody’s and recent statements by Institutional Shareholder Services that there is the potential for “a radical [downward] impact on [Sovereign’s] score,” possibly “into the single digits.”

• “Just this past summer we revised our director compensation package to bring it more into line with prevailing industry practice.”	• The compensation that was previously over 5 times that of Sovereign’s peer banks is still substantially greater than that of the peers.

• Independence is a strong retail bank.	• Independence is a thrift, not a bank. Its loans are almost exclusively focused on real estate — 92%.

• Santander has been successful investing in U.S. banks.	• We believe Santander has made only a single investment in a U.S. bank.

Commenting on this filing, Mr. Whitworth said:  “However Sovereign may seek to justify these transactions, the market and the analyst community have spoken clearly and decisively.  These transactions are bad for Sovereign and its shareholders, and should be abandoned.”

About Relational Investors

Relational Investors LLC is an asset management firm located in San Diego, California managing $6.0 billion.  Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s Preliminary Proxy Materials On October 20, 2005, Relational Investors LLC (“Relational”), together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL REVISE AND FILE THE PRELIMINARY PROXY STATEMENT IN RESPONSE TO SEC COMMENTS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005.